Filed by First Citizens Bancshares, Inc.
(Commission File No.: 001-16715)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following story about First Citizens Bancorporation has been posted to the First Citizens BancShares intranet:

Get to Know First Citizens Bank of South Carolina

First Citizens Bank and Trust Company Inc. (link to website), which we commonly refer to as First Citizens Bank of South Carolina (FCB-SC), is the largest bank headquartered in that state by assets. It offers a wide range of services to consumers and businesses in South Carolina and Georgia and shares more than a name with our First Citizens Bank headquartered in North Carolina (FCB-NC). It, too, is a relationship-focused bank, guided by its heritage, culture and values similar to ours.

FCB-SC is a subsidiary of First Citizens Bancorporation Inc., a bank holding company with more than $8.5 billion in assets. The bank, based in Columbia, S.C., operates a total of 176 branches with about 1,800 employees in the two states.  Besides consumer and business banking services, FCB-SC offers wealth management, trust and retirement services as well as brokerage and investment services through its in-house brokerage firm, First Citizens Securities Corporation.

Built On Strong Foundation
FCB-SC’s heritage includes the Holding family and its commitment to strength, stability and long-term success. The bank’s roots date to 1913, when Homestead Bank was founded in Columbia, according to firstcitizensonline.com (link to website). Five decades later, the Holdings purchased control of the Anderson Bank of Dillon, S.C., a one-location bank with 16 associates. That bank grew through mergers, and in 1968 changed its name to Citizens Bank of South Carolina. A few years later, it merged with the Commercial Bank and Trust Company of South Carolina and the company became what we know today as First Citizens Bank and Trust Company Inc. FCB-SC is predominantly family-owned and privately-held.

Core Similarities
FCB-SC and FCB-NC share similar business philosophies. The principles of safety and soundness guide FCB-SC’s financial success and the bank takes a long-term approach to conducting business. Conservative in its business decisions, FCB-SC, too, is highly principled and loyal to its customers and the communities it serves. Putting the needs of customers first is at the root of everything FCB-SC associates do, reinforcing the company’s core values of service, accountability and common sense.

Important Relationship

The two banks have worked together in various capacities for years and FCB-NC has provided data and item processing and other IT services to FCB-SC in a vendor-client relationship since the mid-1990s. Currently, both banks work in a strategic alliance on the Transformation Program (link to internal site), a historic, multi-year initiative that will result in systematic changes in business processes and the replacement and integration of core technologies.

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By the Numbers
Branches: 176 (156 in South Carolina and 20 in Georgia)
Employees: About 1,800
Assets: About $8.5 billion
Retail and business households: About 268,000
Roots date back to 1913
Became FCB-SC in 1970

Leadership Team
Chairman and CEO: Jim Apple
President and Chief Operating Officer: Peter Bristow
Chief Financial Officer: Craig Nix

This article may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed  in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

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First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

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First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.